

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 18, 2010

Corporation Service Company
1180 Avenue of the Americas, Suite 210
New York, NY 10036

> **Re:** **China Xiniya Fashion Limited**
> **Amendment No. 2 to Registration Statement on Form F-1**
> **Filed November 16, 2010**
> **File No. 333-170368**

Ladies and Gentlemen:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Legal Matters, page 145

1.   We note your statement: "The validity of the ADSs and certain other legal matters . . . will be passed upon for us by Shearman & Sterling LLP." We cannot locate an opinion of counsel regarding these matters. Please revise accordingly.

Part II

Item 8. Exhibits and Financial Statement Schedules

2.   We note the statement in the Director's Certificate that "all the issued shares have been duly authorised and are legally issued and fully paid and non-assessable." Since the over-allotment involves the resale of shares currently outstanding, please remove this statement. Counsel may not rely upon a statement of fact that assumes away the opinion itself. Please revise Exhibit 5.1 accordingly.

You may contact Ethan Horowitz at (202) 551-3311 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Damon Colbert at (202) 551-3581 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Alan Seem, Esq.
        Fax: (86-10) 6563 6002